October 1, 2018

Martin G. King
Chief Financial Officer
Philip Morris International Inc.
120 Park Avenue
New York, New York 10017

       Re: Philip Morris International Inc.
           Form 10-K for the Year Ended December 31, 2017
           File No. 001-33708

Dear Mr. King:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure